February 17, 2009

Via EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Pharmasset, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2008

Schedule 14A filed January 23, 2009

SEC File No. 1-22428

Dear Mr. Rosenberg:

We are writing to respond to the comment letter dated February 9, 2009 (“Letter”) from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding our Form 10-K for the fiscal year ended September 30, 2008 (“Form 10-K”) and our Schedule 14A filed January 23, 2009 (“Proxy Statement”). We appreciate the purpose of the review process and seek in our response to meet the objectives of complying with all applicable disclosure requirements and enhancing the overall disclosures in our filings. If a particular comment from the Staff in the Letter requests revised disclosures, we include in our response to such comment the nature and timing of such revised disclosures. To assist in your review, we have typed the text of the Staff’s comments in advance of each of our responses below. As requested in the Letter, we have attached as Exhibit A an acknowledgement of the Company, executed by Kurt Leutzinger, our Chief Financial Officer.

Form 10-K for year ended September 30, 2008

Item 1. Business

Collaborations and Licensing Agreements, page 19

1.	On page 19 in your discussion of the Boehringer Ingelheim Chemicals, Inc. (“BICI”) agreement you state that the company must make “certain cash payments” to BICI and may source a “certain minimum amount” of its commercial requirements for the active pharmaceutical ingredient of clevudine from BICI if “certain product development milestones” are reached. We are aware of the confidential treatment request with respect to this agreement but ask that you disclose, if material, the aggregate potential cash payments to be made under the agreement, the total amount paid to date and a description of the milestone events which would trigger the commercial requirements contingency.

Response: Our agreements with Boehringer Ingelheim Chemicals, Inc. (“BICI”) referred to on page 19 of the Form 10-K, the manufacturing agreement and the license agreement (the “License Agreement”), together provide, among other things, for the manufacture of the active pharmaceutical ingredient (“API”) of our product clevudine following commercialization of the product in the United States. We agreed in the License Agreement that upon the occurrence of a specific milestone event (the “Milestone”), we would purchase a defined percentage of our commercial requirements for the API from BICI for a defined period of time (the “Minimum Requirement”). We also agreed to render a payment to BICI upon marketing approval of clevudine by the United States Food and Drug Administration (the “FDA”). The amount of the payment to BICI upon approval of clevudine, the Minimum Requirement and the Milestone have been redacted from the License Agreement filed with the Commission pursuant to a confidential treatment application on December 15, 2008 (the “2008 Application”). We received a confidentiality order dated February 5, 2009 regarding the 2008 Application.

With regard to your request that we disclose the Milestone, the disclosure of this information would cause us commercial harm. We refer you to the 2008 Application for our confidentiality analysis.

With regard to disclosure of the aggregate potential cash payments to be made under the agreements with BICI, until we receive marketing approval from the FDA for clevudine, the quantity of API that may be purchased under the BICI agreement (and amounts we would have to pay to BICI) is not reasonably ascertainable. For example, an approval that includes unanticipated substantial limitations or labeling concerns would materially reduce the quantity of API needed to launch and commercialize the product while a broad approval would cause our requirements to be higher. In addition to the breadth of the approval, other factors which make an estimation of the aggregate potential payments to be made under the agreements with BICI not reasonably estimable include the amount of API needed to meet commercial demand for the product, the commercial price of the product, the acceptance of the product by public and private reimbursement entities, and the cost of raw materials for the API. Due in large part to the factors listed above, we cannot provide an estimate of the aggregate potential cash payments to be made under the agreements with BICI.

The total amount paid to BICI to date under the agreements with BICI is $250,000.

2.	Please provide us with a comprehensive analysis supporting your determination not to file a copy of the research collaboration and license agreement between the company and the University of Cincinnati as an exhibit to the Form 10-K. See Item 6.01(b) (10) of Regulation S-K.

Response: This agreement referred to in the comment above (the “License Agreement”) gives us access to a library of chemical compounds that we are screening for their potential to become product candidates. As a research company, it is ordinary course for us to enter into agreements with third parties as part of our research process to broaden our access to research tools. The License Agreement provides us with one research tool and our business is not substantially dependent on the License Agreement. Our monthly fees under the License Agreement are less than $55,000. We have the right to terminate the License Agreement at any time without penalty. Accordingly, we determined that the License Agreement is immaterial to us.

Management’s Discussion and Analysis

Research and Development Expenses, page 76

3.	Please disclose the following information for each of your major research and development projects:

a.	The costs incurred during each period presented and to date on the project. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Response: We use our internal research and development resources, including our employees and discovery infrastructure, across various projects. Our related internal expenses are not attributable to a specific project, but are directed to broadly applicable research activities. Accordingly, we do not account for our internal research and development expenses on a project basis. We use external service providers to manufacture our product candidates for clinical trials and for the substantial majority of our preclinical and clinical development work. We have tracked some of these external research and development expenses on a project basis.

We disclosed external research and development project costs incurred during each period presented in our Form S-1 filed with the Commission as part of our initial public offering in April 2007, as we had multiple projects incurring costs at that time. We omitted this disclosure in our Annual Reports on Form 10-K for the years ended September 30, 2008 and 2007 because only one research and development project during those years incurred material costs — our clevudine project. Now that we will be incurring the cost of clinical trials of PSI-7851, we will resume disclosing our external research and development project costs, similar to the disclosures included in our Form S-1 referred to above, in our future Annual Reports on Form 10-K and, where appropriate, Quarterly Reports on Form 10-Q.

b.	You disclose that you cannot reasonably estimate or know the nature, timing and costs of the efforts necessary to complete the development of, or the period in which material net cash inflows are expected to commence from any product candidate, due to the numerous risks and uncertainties associated with developing drugs. Disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response: Industry experience demonstrates that early stage drug development of any given product candidate (including research, preclinical, proof of concept and initial safety studies) tends to require substantially fewer resources than later stage drug development (including Phase 2 and Phase 3 studies). While the risks inherent in drug development are found in all stages of development, proportionally more candidates fail in earlier, less resource-demanding, stages than in the more expensive larger human studies conducted in appropriate patient populations. While early stage programs may offer the promise of long term healthcare advances and financial reward, the cost and timing of the full development of early stage programs is fundamentally unpredictable. The costly and often time-consuming later stage clinical studies are understandably the subject of the most intense investor scrutiny. For that reason, we and other companies in our industry focus our disclosure on more advanced product candidates.

Pharmasset has disclosed its estimates of the cost and timing of its clinical programs, when reasonably ascertainable. We provide the estimated cost and timing of clevudine, one of our product candidates, in pivotal Phase 3 studies. (See, for example, the disclosures on page 77 of the Form 10-K.)

The Company has disclosed that two of its other product candidates, R7128 and Racivir®, have completed Phase 1 and Phase 2 studies, respectively. R7128 is being developed in collaboration with F. Hoffmann-LaRoche Ltd. and Hoffman-La Roche Inc. (collectively, “Roche”) under our October 2004 collaboration and license agreement (the “Collaboration Agreement”). Under that agreement, Roche is responsible for all future clinical development costs of R7128 in territories licensed to Roche. Since the filing of the Form 10-K, we have disclosed that Roche plans to initiate a Phase 2b study of R7128 during the first calendar quarter of 2009. Roche has not indicated the expected time to complete this study or any aspect of the schedule for any Phase 3 study of R7128.

Racivir is not in active clinical development. We have disclosed that we expect, if Racivir development resumes, that such development, if any, will be undertaken in a combination study with another anti-HIV virus compound. In addition, if we enter into an agreement to license or commercialize Racivir, such an agreement would be subject to a variety of risks and other constraints, including a right of first refusal by Gilead Sciences, Inc. Based on these facts, all of which we have disclosed, the cost and timing of such a study is not reasonably estimable.

Finally, we recently announced that we filed an investigational new drug application (“IND”) seeking the FDA’s authorization to begin early stage, Phase 1, studies of PSI-7851. Reasonably estimating the cost and timing of early stage clinical studies is difficult, if not impossible. Phase 1 studies are the first studies where product candidates are put into humans and involve a series of interrelated steps, some of which are conducted in parallel and some of which are conducted sequentially and can only be determined after initial studies are complete. For example, many Phase 1 programs begin with a single dose of the product candidate in a relatively small number of healthy subjects, followed by significant data collection and analysis based on this limited exposure to the product candidate. Based on these data and other preclinical data, the single dose study may be followed by a multiple dose program either in healthy subjects or in a group of defined patients. The multiple dose program may include several variations, including the possibility of an ascending dose program designed to end only when and if certain safety signals are triggered. The multiple dose program is often not defined or definable until the single dose study is complete. The multiple dose program may itself be followed, after completion and data analysis, by additional safety and dosing programs that are designed to assist the study sponsor in more fully defining a potentially safe and effective dose or in better understanding the patient population most likely to benefit from treatment with the product candidate. These clinical studies may be accompanied by parallel studies designed to define the product candidate’s stability, formulation, and safety. On the other hand, with the acceptance by the FDA of a Phase 2 study protocol, both the cost and timing of the study should generally be reasonably estimable, subject to a variety of risk factors that should, in general, be articulated. However, even when a sponsor has defined its Phase 2 program, it is usually not able to estimate with any reasonable assurance the cost or timing of a Phase 3 study, in large part because the Phase 3 study design, size, and location will not be definable in the absence of Phase 2 data and the experience of recruiting, randomizing, enrolling, and treating patients in the Phase 2 study.

For the reasons set forth above, we intend to continue our existing practice of disclosing the clinical progress of our existing product candidates and provide cost and timing estimates of our Phase 2 and Phase 3 studies we are conducting at any given time in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Contractual Obligations and Commitments, page 82

4.	Please tell us what consideration was given to include the amount of the annual license fee that you are obligated to pay the University of Cincinnati under the research collaboration and license agreement entered into in October 2007.

Response: We analyzed the terms of this license agreement, including the nature of the annual payments (to be made in quarterly installments) to the University of Cincinnati (“UC”), the potential milestone payments we may make to UC if a lead compound progresses through clinical development, and, more importantly, our right to terminate the license agreement at any time without penalty, and concluded that since there is no fixed or minimum purchase obligation that is enforceable and legally binding on us, this arrangement did not qualify as a “Purchase Obligation” as defined in Regulation S-K, §229.303(a)(5)(ii)(D).

Item 15. Exhibits and Financial Statement Schedules, page 89

5.	Please provide us with a comprehensive analysis supporting your determination not to describe the material terms of Exhibit 10.6, “License Agreement, dated March 1, 1999, among Pharmasset, Ltd., Dr. Raymond F. Schinazi, Dr. Mahmoud H. el Kouni and Dr. Fardos N. M. Naguib,” and Exhibit 10.7, “License and Consulting Agreement, dated March 1, 1999, among Pharmasset, Ltd., Dr. Raymond F. Schinazi, Dr. Craig L. Hill,” to the Form 10-K.

Response: We determined that the agreements referenced in the comment above are no longer material to our business and, as such, we have ceased describing these agreements in our filings. Accordingly, the agreements should not have been included as exhibits to the Form 10-K and we plan to remove these agreements as exhibits to future filings.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

6.	Please clarify point (ii) of your revenue recognition policy here and under Critical Accounting Policies and Estimates on page 83 regarding milestone payments by indicating, if true, that the Company does not have ongoing performance obligations related to the achievement of the milestone earned.

Response: Since it is true, we will clarify point (ii) of our revenue recognition policy in all instances in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q to read “(ii) the Company does not have ongoing performance obligations related to the achievement of the milestone earned.”

6. Contract Revenue Agreements

Roche, page F-18

7.	Please provide disclosure regarding the events that resulted in the recognition of the $20 million milestone payment received in 2007. Also, include a discussion of the events that will result in future milestone revenue recognition.

Response: The $20.0 million of milestone payments received in fiscal 2007 from our collaboration partner, Roche, related to the following development events, as set forth in Section 4.3 of our Collaboration Agreement with Roche regarding the development of R7128. For background purposes, this $20.0 million of milestone payments consisted of three individual payments related to three separate milestones as follows:

i.	With regard to a $7.5 million milestone payment received from Roche in October 2006, our performance obligations related to this milestone payment consisted of successfully completing key chemistry process development activities and manufacturing/control technical development activities. These activities were successfully completed by us in October 2006, which triggered the $7.5 million milestone payment from Roche to us that we recorded as revenue during October 2006, as we did not have any other ongoing performance obligations related to achievement of the milestone earned.

ii.	With regard to a $5.0 million milestone payment received from Roche in February 2007, our performance obligations related to this milestone payment consisted of successfully completing Part 1 of a Phase 1 study of R7128. Part 1 of the Phase 1 study of R7128 consisted of completing a single ascending dose study in 38 healthy volunteers. These activities were successfully completed by us in February 2007, and this lead to the start of a multiple ascending dose study, which triggered the $5.0 million milestone payment from Roche to us that we recorded as revenue during February 2007.

iii.	With regard to a $7.5 million milestone payment received from Roche in July 2007, this milestone payment was triggered by Roche’s decision to start long-term chronic toxicology studies of R7128. Our performance obligations related to Roche’s decision involved the successful completion of the performance obligations noted in i. and ii. immediately above. Therefore, considering we had no ongoing performance obligations related to this milestone payment, we recorded this milestone payment as revenue in July 2007.

In summary, with regard to the achievement of each of these three events that resulted in the recognition of revenue, (1) the milestone payment was substantive and its achievability was not reasonably assured at the inception of the Collaboration Agreement, and (2) we did not have any ongoing performance obligations related to each milestone payment earned. We will include the above disclosures and similar, additional disclosures when revenues from future milestone payments are recorded, for the periods presented in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

With regard to including a discussion of the events that will result in future milestone revenue recognition, all such events (collectively, the “Roche Milestones”) are described in the Collaboration Agreement. The Roche Milestones have been redacted from the Collaboration Agreement filed with the Commission pursuant to a confidential treatment application on May 18, 2006 (the “2006 Application”). We received a confidentiality order dated regarding the 2006 Application. We continue to believe that disclosure of the Roche Milestones could cause injury to us, and therefore ask the Commission to continue to treat such information as confidential information. Please see the 2006 Application for additional details regarding our confidentiality analysis. We respectfully request that we be allowed to continue to disclose the Roche Milestones and potential payments resulting from the achievement of the Roche Milestones as we have in the Form 10-K (recited below) and other past filings.

Under the current terms of the Roche collaboration agreement, if we succeed in obtaining all of the regulatory approvals specified in the agreement for PSI-6130 or a pro-drug of PSI-6130, including R7128, as of September 30, 2008 the maximum future development and commercialization milestone payments payable to us are $115.0 million. Receipt of any additional milestone payments depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. Additional milestone funding may be payable to us if molecules in addition to PSI-6130 or its pro-drugs are developed under the Roche agreement. (excerpt from Page 76 of the Form 10-K)

Schedule 14A filed January 23, 2009

Compensation Discussion and Analysis, page 19

8.	Please revise your discussion to identify the peer companies used in your analysis of executive compensation.

Response: The compensation committee of our Board of Directors (“Compensation Committee”) used the following peer companies in connection with its determination of compensation packages for new executive officers and under our Annual Performance Management Program for the 2008 and 2007 fiscal years:

• Achillion Pharmaceuticals, Inc.	• Cubist Pharmaceuticals, Inc.
• Acorda Therapeutics Inc.	• Idenix Pharmaceuticals, Inc.
• Anadys Pharmaceuticals, Inc.	• Incyte Corporation
• Ariad Pharmaceuticals, Inc.	• Intermune, Inc.
• ArQule, Inc.	• Medarex, Inc.
• Aspreva Pharmaceuticals Corporation	• Memory Pharmaceuticals Corp.
• Barrier Therapeutics, Inc.	• NPS Pharmaceuticals, Inc.
• Coley Pharmaceutical Group	• Palatin Technologies, Inc.
• CombinatoRx, Inc.	• Progenics Pharmaceutical, Inc.
• Critical Therapeutics, Inc.	• Vertex Pharmaceuticals Incorporated

We intend to include this list (updated as necessary) in future filings that include disclosures regarding executive compensation where we refer to our benchmarking practices.

9.	You have disclosed the corporate objectives considered in making compensation determinations on page 21. Please revise to also identify the individual goals considered for each of your named executive officers, whether and to what extent these goals were met and how this information was used to determine increases in base salary and equity based awards for each individual. Please also disclose target amounts for incentive compensation, if any, how the achievement level of objectives and these targets were used to set incentive compensation and how the percentage of increase in salaries for 2008 and 2009 was determined.

Response: Key performance objectives for the Named Executive Officers for 2008 included:

Executive	Position	2008 Objectives
P. Schaefer Price	President and CEO

•   Our corporate objectives are also the individual objectives of our Chief Executive Officer. One additional individual objective is to assure achievement of objectives of the other Named Executive Officers as outlined below

Kurt Leutzinger	Chief Financial Officer	• Maintain appropriate levels of capital • Increase investor interest in Pharmasset • Establish, document and maintain effective controls over financial reporting
Michael J. Otto	Chief Scientific Officer	• Progress HCV research including IND plan and enabling studies, lead identification process, and initiating drug discovery efforts on novel target • Expand HIV opportunities
M. Michelle Berrey	Chief Medical Officer	• Progress clevudine clinical studies • Progress clinical studies of R7128 and bioequivalence study
Michael Rogers	Chief Development Officer	• Progress and fully enroll studies required for clevudine registration

We intend to include a listing of individual performance objectives (updated as necessary) in future filings that include disclosures regarding executive compensation.

The Compensation Committee’s assessment of whether and to what extent certain of the above goals were met and how the achievement level of objectives and the target were used to set incentive compensation are disclosed on page 22 of the Proxy Statement. To enhance that disclosure, we propose that the Compensation Discussion and Analysis (“CD&A”) in future filings that include disclosures regarding executive compensation include the following (with obvious changes regarding the specifics of a particular year):

In October 2008, after receiving input from our Chief Executive Officer and our human resources group, the Compensation Committee met to consider the performance and bonus compensation of our named executive officers for fiscal year 2008. The Compensation Committee made its recommendations to our Board for cash bonuses for named executive officers considering each individual’s performance as assessed by our Chief Executive Officer against the performance objectives. The Board determined that we successfully achieved most but not all of our 2008 corporate performance objectives. Although the clevudine program was progressing steadily, the performance objective related to full enrollment of the clevudine registration studies was not fully achieved. Our critical achievements in 2008 included:

•	continuation of our hepatology clinical programs in HCV and steady execution against performance goals in HBV;

•	completion of two cohorts of the Phase 1 R7128 clinical study;

•	nomination of PSI-7851 as a clinical candidate;

•	significant advances in our preclinical research programs;

•	completion of a stock offering;

•	attainment of all investor relations goals for the year; and

•	establishment, documentation and maintenance of effective controls over financial reporting.

After reviewing the Compensation Committee’s analyses and recommendations, the Board approved cash bonuses as outlined in the fourth paragraph of page 22 with the amounts outlined in the Summary Compensation Table on page 25.

You have also requested that we disclose the target amounts for incentive compensation, if any, or, in our situation, annual bonus compensation for 2009. On page 21 of the Proxy Statement, we disclose that the annual bonus compensation target for 2008 for each of our five named executive officers was set at 30% of such executive officer’s annual base salary and that the fiscal 2009 annual bonus compensation target percentages were unchanged from the fiscal 2008 target percentages.

The Staff requests that the Compensation Discussion and Analysis include a discussion how the Compensation Committee used individual performance reviews to determine increases in base salary and equity based awards for each individual and how the percentage of increase in base salaries for 2008 and 2009 were determined. In general, we disclosed on page 20 of the Proxy Statement the factors the Compensation Committee took into account in setting each named executive officer’s base salary. We propose supplementing this disclosure in future filings that include disclosures regarding executive compensation by adding the following:

Base salary increases take into account a number of factors, including the assessment of each named executive officer’s success in meeting individual performance objectives. This review of performance objectives has a substantial effect on the percentage increase (if any) awarded for base salary, as well as the determination of the amount (if any) of bonus payments and equity awards. The higher percentage increase in the base salaries of Mr. Otto and Ms. Berrey reflects the Compensation Committee’s judgment that their individual performance exceeded expectations. Mr. Leutzinger’s increase in base salary reflects the Board’s judgment that he generally met his objectives. The Board’s decision to not increase Mr. Rogers’s compensation reflects the Board’s judgment that this was appropriate in light of the fact that the performance goal of fully enrolling clevudine registration studies had not been completed as of the end of the 2008 fiscal year. The Compensation Committee and Board review of our Chief Executive Officer’s base salary and equity awards considered our overall performance, which met or exceeded objectives, internal feedback from our Chief Executive Officer’s direct reports, and a review of compensation of the Chief Executive Officers of the peer companies listed above as well as the following additional peer companies:

• Pharmacopeia, Inc.	• Celgene Corporation
• Imclone Systems Incorporated	• Cytogen Corporation
• ViroPharma Incorporated	• OMRIX biopharmaceuticals
• Lexicon Pharmaceuticals, Inc.

Based on these factors, the Compensation Committee recommended, and the Board approved, that our Chief Executive Officer’s base salary be increased to more closely approach the base salary of similarly-situated chief executive officers. This increase also reflected the Board’s judgment of the overall performance of the company and our Chief Executive Officer individually.

10.	We note the following statement on page 22: “Certain additional corporate objectives approved by our board of directors for fiscal 2009 were not disclosed above because doing so could cause us competitive harm.” Please provide us with a comprehensive analysis as to how competitive harm would occur if such information were disclosed and why the disclosure of these corporate objectives should not be considered material to an investor. Alternatively, please disclose all additional corporate objectives in your discussion of 2009 compensation.

Response: There were no material 2009 corporate objectives that were not disclosed, except our business development goals regarding the out-licensing or in-licensing of commercial rights to product candidates or other intellectual property through potential future collaborations or other agreements with third parties. Revealing our business development goals for potential collaborations to the parties with whom we may negotiate the terms of such agreements would put us at a disadvantage in such negotiations as the individuals whose compensation is tied to such goals will be negotiating such agreements. In addition, the disclosure of such additional corporate objective is not necessary for the protection of investors. We have disclosed all of the corporate objectives for which no competitive harm would result from disclosure and in future filings we will include disclosure discussing whether or not the corporate objectives have been met and any bonuses tied to the achievement of such objectives. For the foregoing reason, we believe that disclosure of the foregoing information would not contribute meaningfully to the total mix of information available to investors.

We have scheduled our annual meeting of stockholders for March 24, 2009. Our board of directors has set a record date to establish the stockholders of record who are entitled to receive notice of and vote at the meeting, and we have expended substantial amounts for the printing and other preparations for the distribution to our stockholders of the Form 10-K (which will form part of our annual report to stockholders), the Proxy Statement and the notice of annual meeting of stockholders (the “Proxy Materials”).

In light of the shortness of time before we will be required either to mail the Proxy Materials to stockholders as planned or revise and amend our filings, revise and reprint the Proxy Materials and announce a delay of our annual meeting of stockholders, we respectfully request that the Staff respond to this letter as soon as possible. We also ask the Staff to consider that our stockholders may be better served by enhancing our disclosures, as detailed above, in future filings rather than incur the substantial cost of revising, reprinting and reassembling our Proxy Materials and delaying our annual meeting. We appreciate any assistance and all cooperation, and look forward to hearing from you. Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (609-613-4110; kleutzinger@pharmasset.com), our General Counsel, Paul Lubetkin (609-613-4190; plubetkin@pharmasset.com), or our outside counsel, Steven Abrams, of Pepper Hamilton LLP (215-981-4241; abramss@pepperlaw.com).

Sincerely,

/s/ Kurt Leutzinger
Kurt Leutzinger
Chief Financial Officer

Copies:	Steven Abrams, Pepper Hamilton Immanuel John, Grant Thornton LLP Paul Lubetkin, Executive Vice President, General Counsel, and Secretary

Exhibit A

February 17, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Pharmasset, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2008

Schedule 14A filed January 23, 2009

SEC File No. 1-22428

Dear Mr. Rosenberg:

My name is Kurt Leutzinger and I am the Chief Financial Officer of Pharmasset, Inc., a Delaware corporation (the “Company”), and in such capacity an authorized representative of the Company.

As requested on page 4 of comment letter dated February 9, 2009 (“Letter”) from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding our Form 10-K for the fiscal year ended September 30, 2008 (“Form 10-K”) and our Schedule 14A filed January 23, 2009 (“Proxy Statement”), on behalf of the Company, I hereby acknowledge to the Staff that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Proxy Statement;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Proxy Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this acknowledgement, please do not hesitate to call or email the undersigned (609-613-4110; kleutzinger@pharmasset.com), our General Counsel, Paul Lubetkin (609-613-4190; plubetkin@pharmasset.com), or our outside counsel, Steven Abrams, of Pepper Hamilton LLP (215-981-4241; abramss@pepperlaw.com).

Sincerely,

/s/ Kurt Leutzinger
Kurt Leutzinger
Chief Financial Officer